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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         ------------------------------
                              STEINER LEISURE LTD.
                         ------------------------------

                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)



                                    P8744Y102
                                    ---------
                                 (CUSIP NUMBER)


                              Eminence Capital, LLC
                                 200 Park Avenue
                                   Suite 3300
                            New York, New York 10166

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  June 15, 2001
                                  -------------
                          (Date of event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]



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-----------------------                               --------------------------
CUSIP No. P8744Y102                   13D                    Page 2 of 5
--------------------------------------------------------------------------------

   1        NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Eminence Capital, LLC
--------------------------------------------------------------------------------

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------

   3        SEC USE ONLY

--------------------------------------------------------------------------------

   4        SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------

   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------

           NUMBER OF          7     SOLE VOTING POWER
            SHARES                  818,000 shares
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
                            ----------------------------------------------------

                              8     SHARED VOTING POWER
                                    0 shares
                            ----------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                    818,000 shares
                            ----------------------------------------------------

                             10     SHARED DISPOSITIVE POWER
                                    0 shares
--------------------------------------------------------------------------------

  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            818,000 shares
--------------------------------------------------------------------------------

  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------

  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.54% of Common Stock
--------------------------------------------------------------------------------

  14        TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------



                              Page 2 of 5 Pages

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CUSIP No. P8744Y102               SCHEDULE 13D
                                  ------------


ITEM 1.   SECURITY AND ISSUER.

Security: Common Stock

Issuer:   Steiner Leisure Ltd.
          Saffrey Square, Suite 104A
          Nassau, Bahamas

ITEM 2.   IDENTITY AND BACKGROUND.

         (a)      Eminence Capital, LLC ("Eminence")

         (b)      200 Park Avenue, Suite 3300, New York, New York 10166

         (c) Eminence serves as an investment manager to domestic and off-shore investment vehicles.

         (d) - (e) During the last five years, neither Eminence nor any of its principals, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      New York

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the shares of the Issuer were acquired through working capital of the investment vehicles managed by Eminence.

ITEM 4.  PURPOSE OF TRANSACTION

         Eminence intends to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

         Other than as described above, Eminence does not have any plans or proposals which would result in any of the following:

         a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                               Page 3 of 5 Pages

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         b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         e. any material change in the present capitalization or dividend policy of the Issuer;

         f. any other material change in the Issuer's business or corporate structure;

         g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j. any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As the holder of sole voting and investment authority over the shares owned by its advisory clients, Eminence may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 818,000 shares representing approximately 5.54% of the outstanding shares of the Issuer (based upon 14,763,272 shares outstanding as of May 15, 2001, as reported on the latest 10-Q of the Issuer). Eminence disclaims any economic interest or beneficial ownership of the shares covered by this Statement.




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(c)

--------------------------------------------------------------------------------
DATE         AMOUNT OF SECURITIES     PRICE/SHARE          TYPE
--------------------------------------------------------------------------------
3/15/01               30,000            16.9375           Open-market purchase
--------------------------------------------------------------------------------
4/2/01                10,000            15.8750           Open-market purchase
--------------------------------------------------------------------------------
4/2/01                39,000            15.8237           Open-market purchase
--------------------------------------------------------------------------------
4/3/01                15,000            16.0000           Open-market purchase
--------------------------------------------------------------------------------
4/3/01                25,000            15.7500           Open-market purchase
--------------------------------------------------------------------------------
5/2/01                50,000            13.8500           Open-market purchase
--------------------------------------------------------------------------------
6/15/01               85,000            15.5500           Open-market purchase
--------------------------------------------------------------------------------
6/21/01               33,000            15.5500           Open-market purchase
--------------------------------------------------------------------------------

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 29, 2001


EMINENCE CAPITAL, LLC

By: Ricky C. Sandler, Managing Member


/S/ RICKY C. SANDLER
 -----------------------------





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